December 21, 2007

VIA EDGAR

Mr. David R. Humphrey United States Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549
Re:	Golar LNG Limited Form 20-F for the Fiscal Year Ended December 31, 2006 File No. 0-50113

Dear Mr. Humphrey:

On behalf of Golar LNG Limited (the “Company”), we respond to your letter dated November 19, 2007, in which the Staff of the Securities and Exchange Commission (the “Staff”) requested supplemental information relating to the Company’s Annual Report on Form 20-F for the Fiscal Year ended December 31, 2006 (the “Annual Report”).  The Company’s responses, together with the Staff’s comments, are set forth below.

Risk Factors

1.
You disclose the fact that debt and lease servicing limits funds available for other purposes. You further state that "As of December 31, 2006, our net total indebtedness (including capital lease obligations) was $1,004 million and our ratio of net indebtedness to total capital was 0.65." Two pages thereafter, you state "At December 31, 2006, we had a total long-term debt and net capital lease obligations outstanding of $1,076 million." Please explain why these two balances differ and reconcile them to the balances presented in your Consolidated Balance Sheet as of December 31, 2006 in the financial statement section of the filing. In the future, please expand your narrative disclosures to explain how the figures are derived and/or what these obligations are net of.

The Company supplementally advises the Staff that net total indebtedness (including capital lease obligations) of $1,004 million differs from total long-term debt and net capital lease obligations of $1,076 million, for the reason that the former is net of group cash balances.  Set forth below is a reconciliation of net total indebtedness (including capital lease obligations) to total long-term debt and net capital lease obligations:

Reconciliations to consolidated financial statements

$million
Total loan debt	$876.4 See note 24. Debt
Total lease obligations	$1,015.0 See note 25. Capital Leases
Less:
Security lease deposits for lease obligations	($815.0) See note 19. Restricted Cash
Long-term debt and net capital lease obligations	$1,076.4 million
Less: Group cash balances
Cash and cash equivalents	($56.6)
Restricted cash relating to Equity swap facility	($3.3) See note 19. Restricted Cash
Restricted cash and short-term investments
relating to the Mazo facility	($12.2) See note 19. Restricted Cash
Net total indebtedness	$1,004.3 million

The Company acknowledges the Staff’s comments and in future we will expand its narrative disclosures to explain how the figures are derived.

2.
As a related matter, reference is made to your Selected Financial Data table.  Total assets for the fiscal year endedDecember 31, 2006 appear to be misstated.  Please revise or advise.  In addition, please quantify and explain any individually significant differences between these audited financial statement balances and the balances disclosed in your Form 6-K for February 2007.

Total assets

The Company acknowledges the typographical error regarding total assets for the fiscal year ended December 31, 2006 and will correct this line item in its Annual Report on Form 20-F for the period ending December 31, 2007.

Differences between audited financial statements and Form 6-K for February 2007

The Company acknowledges that certain adjustments were made to its financial statements between the filing of its reported preliminary results on the Form 6-K on February 28, 2007 and the finalization of its 2006 audited financial statements. These adjustments were in relation to the Company’s 21% investment in Korea Line Corporation (“Korea Line”) which the Company subsequently disposed of in 2007.

The line items impacted can be summarised as follows:

Consolidated Statement of Operations for year ended December 31, 2006:

(In thousands of U.S.$)	Financials	Form 6-K	Difference
Equity in net earnings of investees	$16,989	$17,811	$822

Consolidated Balance Sheet as at December 31, 2006

(In thousands of U.S.$)	Financials	Form 6-K	Difference
Equity in net assets of non-consolidated associates	$97,255	$102,678	$5,423
Stockholders’ equity	$507,044	$512,467	$5,423

Explanation for differences:

The Company is listed on the Oslo Bors Stock Exchange, and as a result is required to release its preliminary results within 60 days of its year end.  At the time of the Company’s preliminary announcement on February 28, 2007, the audit of Korea Line was still in progress. Accordingly, the Company used preliminary unaudited information of Korea Line in preparing its preliminary announcement.  Subsequent to this, as part of the finalization of the consolidated financial statements of the Company and the finalisation of the Korea Line audit, certain items came to light that warranted changes to the financial statements.  Details of these adjustments are described below:

(In thousands of U.S.$)	Stockholders Equity/ Balance Sheet	Income Statement
Deferred tax	$3,458	$3,458	See note (a) below
Negative goodwill amortization	$(4,280)	$(4,280)	See note (b) below
Gain recognition on Sale of treasury stocks	$(4,599)	-	See note (c) below
	$5,423	$822

Note (a) Korea Line - Deferred tax adjustment

Subsequent to the Company’s form 6-K reporting of preliminary results for the year ended December 31, 2006, it became aware of a change in Korean tonnage tax law.  Korea Line had made an initial assessment under Korean GAAP that the impact of this change was considered as immaterial; however, this initial assessment failed to take account of the fact that as US GAAP reporters, such an assessment needed to be made by both Korea Line and the Company under US GAAP.

The change in tax law was announced on December 30, 2006, which was also deemed to be the enactment date and was effective from January 1, 2007. Accordingly, in applying FAS 109 paragraph 27, as the enactment date fell within 2006, this resulted in a deferred tax adjustment, effectively increasing the Company’s share of net earnings from Korea Line.

This treatment was different to that required under Korean GAAP, and resulted in an adjustment that we determined was material to its financial statements and hence should be adjusted in the preparation of its audited financial statements.

Note (b) Korea Line - Negative goodwill amortization

During the Company’s review of its complete financial statements in connection with the preparation of the Form 20-F prior to filing, an error was identified in the calculation of the amortization of negative goodwill which arose in connection with the acquisition of Korea Line.  The effect on each individual year 2004, 2005 and 2006 and on a cumulative basis was deemed to be immaterial, and was therefore adjusted in the preparation of the Company’s 2006 financial statements.

Note (c) Korea Line - Gain recognition of sale of its treasury stocks

Korea Line sold a significant portion of its treasury shares in the 4th quarter of 2006. During the final review of the gain calculated on the sale of these treasury stocks (impacting the balance sheet only), an error was identified and corrected in the Company’s financial statements.

MD&A

3.
MD&A is intended to be a discussion of financial position and operating results, prepared on a GAAP basis and consistent with the presentation used in the historical financial statements.  Accounting pronouncements such as EITF 99-19 and EITF 00-10 support the reporting of revenue on a gross basis.  It is our view that your discussion of operating revenues and expenses should be prepared on the same basis for purposes of MD&A.  We will not object if you wish to disclose the dollar amounts of voyage expense reimbursements included in the revenue figure.  However, a presentation and discussion of a line item considered to be "net revenues" is not appropriate.  Please revise your ongoing discussions accordingly.

The Company acknowledges the Staff’s comment and will make appropriate changes its MD&A contained in its 2007 Annual Report on Form 20-F.  In response, the Company has included as Appendix A to this letter, an illustrative mark-up of what this would look like for the MD&A contained in the 2006 Annual Report on Form 20-F, comparing revenues for the year ended December 31, 2006 to December 31, 2005, which will form the comparative MD&A in the Form 20-F for the year ended December 31, 2007.

Financial Statements Golar LNG Limited

Note 27, Share Capital and Share Options

4.
We note that, in connection with a share buyback authorization, you established an "Equity Swap Line" with a bank. Please explain the business purpose of this type of arrangement. That is, describe how the company expects to benefit from financing the buyback in this manner. In addition, please explain why you elected to terminate the arrangement in May 2007.

In October 2005, the Company’s Board of Directors considered that a share buyback program would be beneficial to shareholders. Given the Company’s significant outstanding capital commitments, in the form of three newbuildings under construction, the Board of Directors determined that entering into an equity swap arrangement was the most efficient and effective way to facilitate such a buyback program.

The equity swap arrangement was a means of achieving the benefits of a share buy-back with the added advantages of the Company having an option but no contractual obligation to buy back the shares from the bank. While an amount of restricted cash was to be deposited with the bank to secure the transaction, this amount was significantly less than the full cost of the actual buyback.

The shares acquired by the bank in connection with this arrangement were all acquired through market purchases. The Company swapped the payment of U.S. dollar LIBOR plus a fixed margin on the capital value of the shares repurchased in return for the gain or loss on the shares acquired by the bank and any dividends paid by the Company.

By May 2007, the Company had reduced capital commitments and concluded that the share buyback program should be ceased.  As a result, the equity swap arrangement was terminated.  As part of the termination of the arrangement, while there was no contractual obligation on the part of the Company to do so, all of the shares acquired by the bank under this arrangement were acquired by the Company and subsequently cancelled.

5.
Provide a detailed description of your accounting with respect to this arrangement and indicate your basis in GAAP for the accounting applied. Your response should include a sample illustration of the various debit and credit entries you utilize from the inception of the agreement through its termination.

Under the equity swap arrangement, the Company incurred interest on the funds utilized by the bank to facilitate the share buy-back.  This interest was recorded as an expense in the income statement during the course of the arrangement.

At the time of entering into the equity swap arrangement, the Company considered that the arrangement fell within the scope of EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock” as it was a freestanding derivative financial instrument and the contract was indexed solely in the company’s stock.

EITF 00-19, paragraph 8, requires that where net cash settlement is required, which was the case in this arrangement, the contract should then be classified as an asset or liability. EITF 00-19, paragraph 9, further provides that the contract should be initially valued at fair value, with changes in fair value reported in earnings and disclosed in the income statement as long as the contracts remain classified as assets and liabilities. Accordingly an illustration of the accounting entries arising from this facility as adopted by the Company are shown below:

On inception– $nil fair value therefore no accounting entries to be recorded.

Period end–re-measured at each period end until termination: (representing the difference between the acquired cost and fair value as at the period end date:

Dr: Equity swap asset (Balance sheet)
Cr: Mark to market gain on derivative (Income statement)

On termination (closeout of transaction):- The equity swap gain or loss is realized and reflected in the income statement and the equity swap asset or liability is removed from the balance sheet. The double entries reflect the situation where a gain is recognized:

Dr: Cash
Cr: Gain on the equity swap (Income statement)
Cr: Equity swap asset

Restricted cash

A condition of the equity swap line facility agreement was that an amount of cash was required to be deposited with the bank in a nominee account, in the Company’s name, as security, over the term of the facility. The Company was legally restricted from withdrawing all the funds from the account. The amount of cash originally required to be deposited and maintained with the bank was for an initial sum of $12.5 million, to be maintained over the accumulation period. Thereafter, the cash required to be deposited and held by the bank was for a fixed percentage (as stipulated in the agreement) of the acquisition cost of the shares acquired by the bank, to be calculated at periodic intervals.

An accumulation period is defined as the period during which the bank is permitted to acquire shares in the company.

At the time of entering the equity swap arrangement, the Company considered the minimum cash deposits required to be deposited with the bank were legally restricted compensating balances and in accordance with Rule 5-02, caption 1 of Regulation S-X was required to be disclosed separately on the face of the balance sheet.

Note 31, Other Commitments and Contingencies

6.
We note your discussions here and throughout the filing regarding the risk that you might be required to return "all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time together with fees that were financed in connection with our lease financing transactions . . ." Please describe any changes, actual or proposed, with respect to rates or any recent rulings that seem reasonably likely to impact your particular leasing agreements. If specific changes have occurred or are reasonably likely, consideration should be given to providing additional disclosure in the filing, as well.

The Company is not currently aware of any significant proposed or actual changes or rulings that are reasonably likely to materially impact its particular leasing arrangements.

Korea Line Corporation

Accountants' Report

7.
Required signatures to, or within, any electronic submission must be in typed form and must otherwise comply with Item 302 of Regulation S-T. Please amend your document to include a suitably signed copy of this report.

The Company proposes to re-file Item 18 of its 2006 Annual Report on Form 20-F /A to include a suitably signed copy of the report within the filing as requested.

*  *  *

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (212) 574-1223 with any questions or comments.

Very truly yours, /s/ Gary J. Wolfe Partner

Appendix A

Appendix A: Illustrative mark-up of proposed changes to be incorporated in the comparative MD&A in the Form 20-F for the year ended December 31, 2007

Year ended December 31, 2006, compared with the year ended December 31, 2005

Operating revenues, voyage expenses and average daily time charter equivalent

(in thousands of $, except for average daily time charter equivalent earnings )	2006	2005	Change	Change
Total operating revenues	239,697	171,042	68,655	40%
Voyage expenses	(9,582)	(4,594)	(4,988)	(109%)
Average daily time charter equivalent earnings	55,700	46,200	9,500	21%

The increase in total operating revenues from 2005 to 2006 was primarily driven by two key factors. Firstly by additional vessels added to our fleet, generating additional revenue, and secondly stronger earnings from the spot market, most noticeably in the fourth quarter of 2006. The strength of the spot market was largely as a consequence of a reduced number of available LNG vessels, as a result of ships being used as“Floating Storage”for LNG traders seeking to take advantage of potential gains from trading both regional and seasonal price differentials. This reduced the number of vessels available in the spot market, which helped increase spot rates and improved utilization. However, a decline in rates and utilization is expected in the first half of 2007 as a result of a low level of available spot LNG cargos and an increase in the available number of ships following the release of vessels used for floating storage,together with additional uncommitted tonnage joining the LNG carrier fleet in 2007.

The Grandisand the Granosa were additions to the fleet following their delivery from the shipyards in January 2006 and June 2006 respectively. The Graciliswas delivered in early January 2005. All three of these vessels operated under the Shell five-year charter arrangement, which for each vessel, commenced on the later of December 2005 or on delivery. The Golar Winterand Golar Frostoperated on the spot market throughout2005 and 2006. The Golar Spirittraded in the spot market following the end of its long-term charter with Pertamina in November 2006. As mentioned earlier under ‘Potential future activities’, Golar Spiritwill enter the shipyard for conversion into a Floating Storage Regasification Unit (FSRU) in October 2007, with delivery in March 2008. Consequently this will restrict its available trading days and ability to earn spot revenues in 2007. The available trading days from these vessels in 2006 and 2005 was therefore 2,024 and 1,455 days, respectively. Commercial waiting days were 303 for 2006 and 612 for 2005 or 15% and 42% of available trading days for these vessels, respectively. The total operating revenues generated by these vessels in 2006 were $115.5million as compared to $48.2million in 2005.

Total operating revenues are also affected by the off-hire associated with scheduled drydockings which incur off-hire of somewhere between 15 and 60 days depending on the length of the required docking and the time it takes to get to the shipyard. One drydock took place in 2005 while there were two in 2006. Unscheduled off-hire for repairs was limited to a few days in both years.

Under a time charter the charterer pays voyage costs.  As soon as the time charter finishes or when the vessel is waiting for employment (commercial waiting time) these costs are payable by us.  All our vessels operated under time charters albeit that some of these were for short periods of time.  A significant portion of the 2006 cost wasincurred against the three vessels (the Grandis, Granosa and the Gracilis) chartered to Shell with most of the remainder being incurred by the spot trading vessels, Golar Winterand Golar Frost. As mentioned above, the increase in voyage expenses can be attributed to the addition of the Grandisand Granosato the fleet in 2006.

ITEM 3. KEY INFORMATION

A.         Selected Financial Data
The following selected consolidated and combined financial and other data summarize our historical consolidated financial information. We derived the information as at December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006 from our audited Consolidated Financial Statements included in Item 18 of this annual report on Form 20-F, prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The selected income statement data with respect to the year ended December 31, 2002 and 2003 and the selected balance sheet data as at December 31, 2004, 2003 and 2002, has been derived from audited consolidated financial statements prepared in accordance with U.S. GAAP not included herein.

The following table should also be read in conjunction with Item 5. “Operating and Financial Review and Prospects” and the Company’s Consolidated Financial Statements and Notes thereto included herein.

	At or for the Fiscal Year Ended December 31
	2006	2005	2004	2003	2002
(in thousands of U.S. $, except number of shares, per common share data and fleet data)

Income Statement Data:
Total operating revenues	239,697	171,042	163,410	132,765	130,611
Vessel operating expenses (1)	44,490	37,215	35,759	30,156	28,061
Voyage expenses (5)	9,582	4,594	2,561	2,187	-
Administrative expenses	13,657	12,219	8,471	7,138	6,127
Restructuring costs	-	1,344	-	-	-
Depreciation and amortization	56,822	50,991	40,502	31,147	31,300
Operating income	115,146	64,679	76,117	62,137	65,123
Net financial expenses	(52,156)	(39,319)	(25,304)	(15,140)	(40,367)
Income before equity in net earnings of investees, income taxes and minority interests	62,990	25,360	50,813	46,997	24,756
Income taxes and minority interests	(8,306)	(9,323)	(7,995)	(7,427)	(2,381)
Equity in net earnings of investees	16,989	18,492	13,015	-	-
Net income	71,673	34,529	55,833	39,570	27,137
Earnings per common share
- basic (2)	1.09	0.53	0.85	0.68	0.48
- diluted (2)	1.05	0.50	0.84	0.68	0.48
Cash dividends declared per common share	-	-	-	-	-
Weighted average number of shares - basic	65,562	65,568	65,612	58,533	56,012
Weighted average number of shares - diluted (2)	65,735	65,733	65,797	58,623	56,022

Balance Sheet Data (at end of year):
Cash and cash equivalents	56,616	62,227	51,598	117,883	52,741
Restricted cash and short-term investments	52,287	49,448	41,953	32,095	12,760
Amounts due from related parties	778	17	294	180	281
Long-term restricted cash	778,220	696,308	714,802	623,179	-
Equity in net assets of non-consolidated investees	97,255	65,950	48,869	12,176	-
Newbuildings	49,713	111,565	145,233	207,797	291,671
Vessels and equipment, net	669,639	533,008	371,867	211,098	617,583
Vessels under capital lease, net	796,186	676,036	706,516	553,385	-
Total assets	2,566,189	2,230,695	2,110,329	1,783,968	987,935
Current portion of long-term debt	72,587	67,564	66,457	61,331	48,437
Current indebtedness due to related parties	-	-	-	-	32,703
Current portion of obligations under capital leases	5,269	2,466	2,662	-	-
Long-term debt	803,771	758,183	636,497	593,904	629,173
Long-term obligations under capital leases	1,009,765	801,500	842,853	616,210	-
Minority interest	32,436	27,587	26,282	18,706	13,349
Stockholders’ equity	507,0445	434,554	402,770	338,801	196,136
Common shares outstanding (2)	65,562	65,562	65,612	65,612	56,012

Fleet Data (unaudited)
Number of vessels at end of year (3)	12	10	9	7	6
Average number of vessels during year (3)	11.52	10	8.33	6.34	6
Average age of vessels (years)	13.7	15.3	15.9	19.3	21.4
Total calendar days for fleet	4,214	3,645	3,023	2,315	2,190
Total operating days for fleet (4)	3,845	2,976	2,660	2,140	2,166
Average daily time charter equivalent earnings (5)	$55,700	$46,200	$54,900	$57,300	$59,000
Average daily vessel operating costs (6)	$10,558	$10,210	$11,800	$13,000	$12,800

Footnotes

(1)
Vessel operating expenses are the direct costs associated with running a vessel including crew wages, vessel supplies, routine repairs, maintenance and insurance. In addition, prior to the April 2005 reorganization, they included an allocation of overheads allocable to vessel operating expenses.

(2)
Basic earnings per share is computed based on the income available to common shareholders and the weighted average number of shares outstanding. The computation of diluted earnings per share assumes the conversion of potentially dilutive instruments.

(3)	In each of the periods presented above, we had a 60% interest in one of our vessels and a 100% interest in our remaining vessels.

(4)
The operating days for our fleet is the total number of days in a given period that the vessels were in our possession less the total number of days off-hire. We define days off-hire as days spent on repairs, drydockings, special surveys and vessel upgrades or awaiting employment during which we do not earn charter hire.

(5)
The majority of our vessels are operated under time charters. However some of our newer vessels operated under voyage charters during 2003 and 2004. Under a time charter, the charterer pays substantially all of the vessel voyage costs whereas under a voyage charter, the vessel owner pays such costs. However, we may also incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter. Vessel voyage costs are primarily fuel and port charges. Accordingly, charter income from a voyage charter would be greater than that from an equally profitable time charter to take account of the owner's payment of vessel voyage costs.

In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or “TCEs” (non-GAAP measure). For time charters, this is calculated by dividing time charter revenues by the number of calendar days minus days for scheduled off-hire. Where we are paid a fee to position or reposition a vessel before or after a time charter, this additional revenue, less voyage expenses, is included in the calculation of TCE. For voyage charters, TCE is calculated by dividing voyage revenues, net of vessel voyage costs, by the number of calendar days minus days for scheduled off-hire. Voyage related expenses can also be incurred when our vessels are off hire. This principally occurs during periods of commercial waiting time when a small amount of fuel is consumed whilst the vessel is idle.

(6)	We calculate average daily vessel operating costs by dividing vessel operating costs by the number of calendar days. We do this calculation on a vessel-by-vessel basis.

SK 03849 0004 841172